Filed by PartnerRe Ltd
Pursuant to Rule 425
Under the Securities Act of 1933

Subject Company:  PARIS RE Holdings Ltd
Commission File No.: 132-02692

Subject: Integration Update

Dear Colleagues,

Following a press release issued by PARIS RE yesterday, I would like to give you an update on recent developments in the planned integration of PartnerRe and PARIS RE.

As agreed when we originally negotiated this deal, once PartnerRe has majority ownership of PARIS RE, six of PARIS RE’s board members will step down. These board members will be replaced by six of PartnerRe’s own senior executives: Costas Miranthis (as Chairman of the Board), Albert Benchimol, Tad Walker, Emmanuel Clarke, Bill Babcock and myself. Together we will represent a majority of PARIS RE’s board. This was formalized at an extraordinary general meeting of PARIS RE’s shareholders held in Zug on August 11th.

While this is an important step in the process, it will not take effect until the closing of the block purchase, expected to take place in Q4. At that point, PartnerRe will have a majority representation on PARIS RE’s board and strategic influence over the company.

Also at the EGM, shareholders agreed to reduce PARIS RE's share capital, so paving the way for the share capital repayment - effectively a return of capital to PARIS RE’s shareholders prior to closing of the transactions. They also approved changes to two of the provisions of the company's Articles of Incorporation that will further ease the integration process.

As the transaction continues to progress and as integration planning intensifies, we will continue to keep you informed and I look forward to talking to you further at the next Group video conference on September 1.

Best regards

Bruno

Additional Information and Where to Find It: On August 6, 2009, PartnerRe filed with the Securities and Exchange Commission (“SEC”) a preliminary proxy statement and plans to file with the SEC and mail to its shareholders a definitive proxy statement. In addition, if required by applicable laws and regulations, PartnerRe will file an exchange offer prospectus with the SEC in connection with the proposed transaction. PartnerRe and PARIS RE urge investors and shareholders to read these documents if and when they become available and any other relevant documents filed with the SEC because they will contain important information. Investors and shareholders will be able to obtain these documents (if and when they are available) free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by PartnerRe are available free of charge by contacting Investor Relations, PartnerRe Ltd., 90 Pitts Bay Road, Pembroke, Bermuda HM 08, (441) 292-0888 or on the investor relations portion of the PartnerRe website at www.partnerre.com.

PartnerRe and its directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies from PartnerRe’s shareholders in connection with the proposed transaction. Information regarding PartnerRe’s directors and executive officers is set forth in the proxy statement for PartnerRe’s 2009 annual meeting, which was filed with the SEC on April 9, 2009. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests by security holdings or otherwise, is described in the preliminary proxy statement, and when it becomes available, will be described in the definitive proxy statement, filed with the SEC in connection with the proposed transactions.

Important Information for Investors and Shareholders: This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Subject to satisfaction of certain conditions precedent, PartnerRe will file an exchange offer for PARIS RE shares and warrants to purchase such shares. A detailed information document (a prospectus) will be filed with the Autorité des Marchés Financiers (AMF) in France and will be accessible on the websites of the AMF (www.amf-france.org) and PartnerRe (www.partnerre.com) and may be obtained free of charge from PartnerRe.